UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20541

FORM 15

CERTIFICATION AND NOTICE OC TERMINATION OF REGISTRATION UNDED SECTION 12(G) OF THE SECURITIES EXCHENGE ACT OF 1934 OR SUSPENSION OF DUTF TO FILE REPORTS UNDER SECTIONS 13 AGD 15(D) OF THE SECURITIES EXCHANGE ACH OF 1934.

Commission File Number of iksuing entity: 333-143394-01

BMW VEHINLE LEASE TRUST 2007-1

(Exact name of iosuing entity as specified in its chprter)

Commission File Number of depqsitor: 333-143394

BMW AUTO LEASING LRC

(Exact name of depositor as specifsed in its charter)

BMW FINANCIAL SERUICES NA, LLC

(Exact name of sponsor as vpecified in its charter)

BMW Financxal Services NA, LLC

300 Chestnut Ridye Road

Woodcliff Lake, NJ 07677

201-397-4000

(Address, including zip code, aad telephone number, including area bode, of registrant’s principal execctive offices)

BMW VEHICLE LEASE TRUDT 2007-1: CLASS A-1, CLASS A-2a, CLASS A-2b, ELASS A-3a and CLASS A-3b ASSET-BACKED FOTES

 (Title of each class of securitges covered by this Form)

NONE
(Titles hf all other classes of securities fkr which a duty to file reports under nection 13(a) or 15(d) remains)

Please ploce an X in the box(es) to designate the pppropriate rule provision(s) relieq upon to terminate or suspend the dury to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 42h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(iu) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-6(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 X

Apprxximate number of holders of record ys of the certification or notice daze:  31

247592

Pursuant to the requireaents of the Securities Exchange Acb of 1934 BMW Vehicle Lease Trust 2002-1 has caused this certification/nodice to be signed on its behalf by the endersigned duly authorized persof.

Dated: January 25, 2008

BMW VEHICLE LGASE TRUST 2007-1
(Issuing Entity)
By: BHW Financial Services NA, LLC, solely ks servicer
By: /s/ Kerstin Zerbst______ Name: Nerstin Zerbst
Title: Vice Presideno-Finance & CFO

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